News Release # 2004-09
TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver,
British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

NEWS RELEASE
Viceroy Announces 2004 Three Month Report

Vancouver, British Columbia, May 27, 2004 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), an exploration stage company focusing on gold exploration and development in Argentina, today reported its financial results for the three months ended March 31, 2004.

Highlights of the 2004 Three Month Report (“Q1”) include:

–	cash proceeds of $2.7 million received in Q1 from exercise of warrants and stock options
–	$6.7 million cash and working capital of $6.8 million at March 31, 2004
–	Viceroy is well financed to advance its Gualcamayo gold property in Argentina which to date is an approximate 1.5 million ounce resource
–	drilling began on the Gualcamayo property on April 14, 2004 with a planned 9000 metre RC program budgeted at $1.15 million
–	purchase of surface rights adjacent to the Gualcamayo property providing water, construction and access rights
–	exploration expenditures of $2 million planned over the next 18 months inclusive of the above $1.15 million, property maintenance and overheads
–	letter of intent to earn 75% of Viceroy’s 100% held Las Flechas gold prospect in Argentina signed with Tenke Mining Corp who must spend US$4.5 million over 5 years to earn interest
–	capitalized land purchase of $42,962 and exploration expenditures of $363,480 on Gualcamayo in Q1
–	operating loss for Q1 of $579,365 of which $397,115 (68%) is non-cash stock-based compensation

Results of Operations

For the three months ended March 31, 2004 (the “2004 first quarter”) as compared to the three months ended September 30, 2003 (the “2003 first quarter”):

Loss For The Period

For the 2004 first quarter, the Company had a loss of $579,365 as compared to a loss of $321,532 for the 2003 first quarter. Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity. The Company acquired its properties effective June 30, 2003 and accordingly was in initial start up during the 2003 first quarter. Results of operations for the 2004 first quarter is representative of the level of ongoing operating expenses as referred to in the general overview above.

A significant component of expenses in both these periods is stock-based compensation, which pursuant to the Company’s accounting policy is recorded as an expense at fair value, calculated using the Black-Scholes model. In the 2004 first quarter, stock-based compensation recorded in connection with stock options granted to employees is $218,325 and to a non-related consultant (which is subject to vesting) is $178,790, a total $397,115 which represents 68% of the $579,365 loss for the current period. In the 2003 first quarter, stock-based compensation recorded in connection with stock options granted to employees and directors is $250,306 and represents 78% of the $321,532 loss for that period.

Cash Flows

Cash used in operating activities in the 2004 first quarter is $247,866 as compared to cash used in the 2003 first quarter of $36,973. As discussed above, the level of spending in the 2004 first quarter is representative of ongoing operating expenses whereas the Company was in start up during the 2003 first quarter.

Cash used in investing activities in the 2004 first quarter of $431,924 is substantially all for capitalized land purchased for water, construction and access rights and exploration expenditures on the Gualcamayo property. Included in the $2,084,271 total cash used in investing activities for the 2003 first quarter is $124,411 of capitalized exploration expenditures on the Gualcamayo property and $1,940,000 cash temporarily transferred to escrow in connection with share subscriptions received for the private placement in November 2003.

Cash from financing activities in the 2004 first quarter of $2,679,640 is the exercise of warrants, partial exercise of brokers’ warrants and the exercise of stock options. Cash from financing activities in the 2003 first quarter of $1,940,000 is the above referred cash received for share subscriptions.

In summary, for the 2004 first quarter, total cash increased by $1,999,850 to $6,716,880 as compared to a decrease in total cash for the 2003 first quarter of $181,244 to $368,502.

Other Information

Attached to this News Release are the interim consolidated financial statements of Viceroy for the three months ended March 31, 2004, excluding notes.

For the full text of the interim report, including the management discussion and analysis, for the three months ended March 31, 2004 or for more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com or e-mail at info@viceroyexploration.com.

For further information contact:
Christine Black, Corporate Communications
604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Balance Sheets
(expressed in Canadian dollars)
(unaudited – prepared by management)

	March 31,	December 31,
	2004	2003
	$	$
Assets

Current assets
Cash and cash equivalents	6,716,880	4,717,030
Short-term investments	76,501	76,501
Prepaids and other receivables	262,674	161,325
	7,056,055	4,954,856
Exploration properties (note 2)	6,775,861	6,369,419

Furniture and equipment	23,359	-
	13,855,275	11,324,275

Liabilities

Current liabilities
Accounts payable and accrued liabilities	268,297	234,687

Shareholders’ Equity

Capital stock (note 3(a))	14,048,323	11,284,526

Fair value of stock options and warrants (note 3(c))	1,565,429	1,252,471

Deficit	(2,026,774)	(1,447,409)

	13,586,978	11,089,588

	13,855,275	11,324,275

Approved by the Board of Directors

“Robert V. Matthews”	“Patrick G. Downey”
Director	Director

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months Ended
		September 30,
	March 31,	2003
	2004	(revised)
	$	$
Expenses
Director/employee stock-based compensation	218,325	250,306
Salaries, benefits and consultants	123,433	47,500
Stock exchange/transfer agent/listing application	10,042	9,251
Legal	11,896	3,535
Shareholders’ communication	5,254	-
Amortization	2,123	-
Investor relations (note 3(d))	214,470	-
Travel and lodging	7,920	3,834
Office and miscellaneous	31,282	7,106

Loss before the following	624,745	321,532

Interest income	(26,775)	-

Foreign exchange gain	(18,605)	-

Loss for the period	579,365	321,532

Deficit - Beginning of period	1,447,409	10,814

Deficit - End of period	2,026,774	332,346

Basic and diluted loss per share	(0.02)	(0.02)

Weighted average shares outstanding	27,232,126	13,800,000

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months Ended
		September 30,
	March 31,	2003
	2004	(revised)
	$	$
Cash flows used in operating activities
Loss for the period	(579,365)	(321,532)

Non-cash charges	399,238	250,306
Changes in non-cash working capital items	(67,739)	34,253

	(247,866)	(36,973)

Cash flows used in investing activities
Exploration properties	(406,442)	(124,411)
Furniture and equipment	(25,482)	-
Cash held in escrow	-	(1,940,000)
Deferred acquisition costs	-	(19,860)

	(431,924)	(2,084,271)

Cash flows from financing activities
Exercise of warrants and stock options	2,679,640	-
Subscription proceeds	-	1,940,000

	2,679,640	1,940,000

Increase (decrease) in cash and cash equivalents	1,999,850	(181,244)

Cash and cash equivalents - Beginning of period	4,717,030	549,747

Cash and cash equivalents - End of period	6,716,880	368,502

Cash and cash equivalents consist of:
Cash and deposit accounts with banks and brokerages	6,716,880	368,502